Mail Stop 4561

September 14, 2006

Worth Harris Carter, Jr.
Bank Building Corporation
1300 Kings Mountain Road
Martinsville, VA 24112

      Re: **Bank Building Corporation**
               Form 10-KSB for Fiscal Year Ended December 31, 2005
               File No. 033-64520

Dear Mr. Carter:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have not filed your Form 10-QSB for the periods ended March 31, 2006 and June 30, 2006. Please tell us how you plan to comply with the General Instruction A of Form 10-QSB as it requires that a small business issuer shall file a quarterly report on a Form 10-QSB within 45 days after the end of each of the first three fiscal quarters of each fiscal year.

Form 10-KSB

Item 8A. Control and Procedures, page 10

2. Please explain to us the specific steps that you have taken to correct the weakness identified in your disclosure. Also, explain to us what consideration you have given to disclosing this information in Item 8A.

Financial Statements and Notes

Consolidated Statements of Operations, page 19

3. We note that you reported gain on sale of property. Please, tell us how you have considered paragraphs 30 and 41-44 of SFAS 144 in determining the recognition and reporting of this transaction.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

▪ the company is responsible for the adequacy and accuracy of the disclosure in the filings;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant